Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               August 17, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8853
          Municipal Advantage Closed-End and ETF Portfolio, Series 61
                                 (the "Trust")
                      CIK No. 1813823 File No. 333-239953
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THAT THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" INCLUDES A REFERENCE TO INVESTMENT GRADE SECURITIES AND THAT THE "INVESTMENT GRADE SECURITIES" RISK PROVIDES THAT ALL OF THE UNDERLYING FUNDS HELD BY THE TRUST INVEST IN INVESTMENT GRADE SECURITIES. HOWEVER, THE PRECEDING DISCLOSURE IN THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" PROVIDES THAT "CERTAIN OF THE FUNDS HELD BY THE TRUST MAY INVEST IN MUNICIPAL BONDS RATED BELOW INVESTMENT GRADE BY ONE OR MORE RATING AGENCIES (HIGH-YIELD SECURITIES OR "JUNK" BONDS)." PLEASE CLARIFY THIS INCONSISTENCY AND DESCRIBE HOW MUCH OF THE TRUST'S PORTFOLIO IS COMPOSED OF INVESTMENT GRADE SECURITIES AND BELOW INVESTMENT GRADE (OR "JUNK") BONDS, RESPECTIVELY.

      Response: If the Trust is significantly invested in high-yield securities, corresponding risk disclosure will be added to the principal risks section of the prospectus and the Trust will identify the percentage exposure to high-yield securities. In addition, if the Trust is not significantly invested in high-yield securities, references to such securities will be removed from the section entitled "Portfolio Selection Process."

Risk Factors
____________

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO MUNICIPAL SECURITIES ISSUED
BY   JURISDICTIONS   EXPERIENCING  FINANCIAL  DISTRESS,  PLEASE  IDENTIFY  THOSE
JURISDICTIONS AND PROVIDE APPROPRIATE RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal securities issued by jurisdictions experiencing financial distress.

      3. THE STAFF NOTES THAT THE THIRD PARAGRAPH OF THE "MARKET RISK" DISCLOSES GOVERNMENT INTERVENTIONS AIMED AT CURTAILING THE DISTRESS TO FINANCIAL MARKETS CAUSED BY THE COVID-19 PANDEMIC. PLEASE ALSO ADDRESS GOVERNMENT INTERVENTIONS SPECIFIC TO THE MUNICIPAL SECURITIES MARKET (IF ANY).

      Response: In accordance with the Staff's comments, the last paragraph of the "Municipal Bonds" risk has been revised to reflect the impact of government interventions on the municipal securities market. Please refer to the Trust's response to comment 4 below for the related disclosure.

      4. PLEASE CONSIDER INCLUDING COVID-19 RELATED RISK DISCLOSURE IN THE "MUNICIPAL BONDS" RISK.

      Response: In connection with the Staff's comments, the last paragraph of the "Municipal Bonds" risk will be replaced in its entirety with the following:

       "The costs associated with combating the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. As a result, an increasing number of municipalities have been unable to make payments on existing debt obligations. This increase in defaults has resulted in many municipal issuers making draws on reserves, further impacting the value of bonds. To aid municipalities, the Federal Reserve and the U.S. Treasury announced the Municipal Liquidity Facility ("MLF") program on April 9, 2020 under which the Federal Reserve will lend on a recourse basis to a special purpose vehicle to purchase up to $500 billion of eligible notes from cities and states subject to certain population thresholds and other requirements. The Federal Reserve's MLF program provides a backstop for issuers to help meet the cash shortfall from lower revenues tied to the COVID-19 pandemic. In addition, Congress included provisions in the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to provide $150 billion in federal aid to state and local governments for COVID-19 relief efforts. Different states are taking different approaches, depending on the status of their budgets prior to the COVID-19 crisis and how significantly they have been impacted by the pandemic. The Federal government may provide additional relief for municipalities, however additional federal funding for state and local governments is uncertain. It is impossible to assess the long-term impact of these government interventions on the municipal bond market, as many of the programs are just beginning to be operationalized. The ongoing effects of the COVID-19 pandemic could result in continuing financial difficulties for municipal issuers, increasing the risk of additional defaults and volatility in the market, which could negatively impact the performance of the Trust."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ______________________
                                               Daniel J. Fallon